Exhibit 99.25
TSX TRUST COMPANY
VIA ELECTRONIC TRANSMISSION
April 9, 2025
TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	AYA GOLD & SILVER INC. Confirmation of Notice of Record and Meeting Dates
We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.
We advise the following with respect to the upcoming Annual General Meeting of Security Holders for the subject issuer:

1	ISIN:	CA05466C1095

	CUSIP:	05466C109

2	Date Fixed for the Meeting:	June 20, 2025

3	Record Date for Notice:	May 5, 2025

4	Record Date for Voting:	May 5, 2025

5	Beneficial Ownership Determination Date:	May 5, 2025

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON SHARES

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON SHARES

8	Business to be conducted at the meeting:	Annual General

9	Notice-and-Access:
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES
Yours truly,
TSX Trust Company

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